Exhibit 2.1

Second Amendment to Agreement and Plan of Merger

This SECOND Amendment to Agreement and Plan of Merger (this “Amendment”), dated as of June 27, 2017, is entered into by and among Transgenomic, Inc. (“Parent”), a Delaware corporation, New Haven Labs Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and Precipio Diagnostics, LLC, a Delaware limited liability company (the “Company”).

Whereas, Parent, Merger Sub and the Company are parties to that Agreement and Plan of Merger, dated as of October 12, 2016 and amended by that certain First Amendment to Agreement and Plan of Merger dated as of February 2, 2017 (as amended, the “Agreement”);

Whereas, Parent, Merger Sub and the Company desire to amend the Agreement on the terms and conditions set forth herein;

Whereas, Section 8.10 of the Agreement provides that prior to the Effective Time, subject to applicable Law (including the DGCL and DLLCA) and Section 8.11 of the Agreement, the Agreement may be amended or modified only by a written agreement executed and delivered by duly authorized officers of Parent, Merger Sub and the Company; and

Whereas, the respective Boards of Directors of the parties to the Agreement have approved this Amendment prior to the Effective Time.

Now, Therefore, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1.	Definitions. Capitalized terms used and not otherwise defined herein (including in the recitals hereto) shall have the meanings given to them in the Agreement.

2.	Amendments.

a.           Section 5.16(a) of the Agreement is deleted in its entirety and replaced with the following:

“(a)           Parent agrees to promptly file with the SEC a “shelf” registration statement on Form S-3 or other appropriate form in connection with the registration under the Securities Act of the Registrable Securities (the “Registration Statement”) as soon as practicable following the Effective Time, but in no event later than September 30, 2017. Parent shall maintain the effectiveness of such Registration Statement thereafter for a period of two years after such Registration Statement is declared effective by the SEC.”

b.           Schedule III (“Director Designees”) to the Agreement is hereby amended to include the following Company Director Designees and Parent Director Designees, as applicable, and as contemplated by Section 5.11(b) of the Agreement:

•	Company Director Designees
o	Ilan Danieli
o	Mark Rimer
o	Samuel D. Riccitelli

•	Parent Director Designees:
o	Robert M. Patzig
o	Michael A. Luther

c.           Schedule IV (“Officer Designees”) to the Agreement is hereby amended to include the following persons that will be the officers of Parent as of the Effective Time as contemplated by Section 5.11(d) of the Agreement:

•	Officer Designees:
o	Ilan Danieli, Chief Executive Officer
o	Carl Iberger, Chief Financial Officer
o	Zaki Sabet, Vice President, Operations
o	Ayman Mohamed, Vice President, Research & Development
o	Steve Miller, Vice President, Business Development

d.           The Parent Disclosure Schedule is hereby amended pursuant to Schedule I.

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3.	Waivers. The parties desire to waive certain terms and conditions of the Merger Agreement as follows:

a.	Acknowledge and Waiver of Class Action Lawsuit. The Company hereby acknowledges that, on February 17, 2017, Jesse Campbell (“Campbell”) filed a lawsuit (the “Class Action Lawsuit”) individually and on behalf of others similarly situated against Parent in the District Court for the District of Nebraska alleging Parent has a materially incomplete and misleading proxy relating to a potential merger and that the Agreement’s deal protection provisions deter superior offers. As a result, Campbell alleges that Parent has violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 and Rule 14a-9 promulgated thereafter. As a result of the a review of the relevant definitive proxy statement by the staff of the Securities and Exchange Commission, and Parent’s filing of a supplement to the definitive proxy statement, all of the alleged deficiencies identified by Campbell have been addressed, with the exception of one immaterial alleged deficiency. Parent expects that counsel for Campbell will seek an award for the amount of the attorneys’ fees incurred in this action. The Company hereby further acknowledges the possibility that the Class Action Lawsuit will be pending at the time of Closing and hereby waives the fulfillment of the condition set forth in Section 6.01(c) of the Agreement to the extent such failed condition is triggered solely by the existence of the Class Action Lawsuit.

b.	Acknowledge and Waiver of New Preferred Stock Financing. Parent and the Company hereby acknowledge that the New Preferred Stock Financing will not be consummated prior to Closing and hereby waive the fulfillment of the condition set forth in Section 6.01(e) of the Agreement.

4.	Effect of Amendment. The provisions of the Agreement are amended and modified by the provisions of this Amendment. If any provision of the Agreement is materially different from or inconsistent with any provision of this Amendment, the provision of this Amendment shall control, and the provision of the Agreement shall, to the extent of such difference or inconsistency, be disregarded.

5.	Single Agreement. This Amendment and the Agreement, as amended and modified by the provisions of this Amendment, shall constitute and shall be construed as a single agreement. The provisions of the Agreement, as amended and modified by the provisions of this Amendment, are incorporated herein by this reference and are ratified and affirmed. The term “Agreement” as used in the Agreement shall be deemed to refer to the Agreement as amended hereby.

6.	Headings. The underlined headings herein are for convenience only and shall not affect the interpretation of this Amendment.

7.	Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

8.	Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Amendment by facsimile or scanned pages shall be effective as delivery of a manually executed counterpart to this Amendment.

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9.	Entire Agreement. The Agreement, as amended and modified by this Amendment, constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to its subject matter.

{Signature Page to Follow}

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IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed as of the date first written above by their respective officers thereunto duly authorized.

PRECIPIO DIAGNOSTICS, LLC

By:	/s/ Ilan Danieli
Ilan Danieli
Chief Executive Officer

TRANSGENOMIC, INC.

By:	/s/ Paul Kinnon
Paul Kinnon
President and Chief Executive Officer

NEW HAVEN LABS INC.

By:	/s/ Paul Kinnon
Paul Kinnon
President

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